Room 4561

June 8, 2006

Mr. Michael J. Gasser
Chief Executive Officer
Greif, Inc.
425 Winter Road
Delaware, OH 43015

      Re: Greif, Inc.
              Form 10-K for Fiscal Year Ended October 31, 2005
              Filed January 12, 2006
              Form 10-Q for Fiscal Quarter Ended January 31, 2006
              Filed March 10, 2006
              File No. 001-00566

Dear Mr. Gasser:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief